INDUSTRIES INTERNATIONAL, INCORPORATED
                       A Nevada Corporation

                INFORMATION STATEMENT PURSUANT TO
                 SECTION 14(f) OF THE SECURITIES
                     EXCHANGE ACT OF 1934 AND
                      RULE 14f-1 THEREUNDER

      NO VOTE OR OTHER ACTION OF THE COMPANY'S SHAREHOLDERS
    IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
              NO PROXIES ARE BEING SOLICITED AND YOU
          ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

      This Information Statement, which is being mailed on or about January 30, 2003, to the holders of shares of the common stock, par value $0.01 per share (the "Common Stock"), of Industries International, Incorporated, a Nevada corporation (the "Company"), is being furnished in connection with the appointment on or about February 10, 2003, of three persons (the "Designees") to the Board of Directors of the Company (the "Board"), to be effective not sooner than the tenth day after the filing of this Information Statement with the Securities and Exchange Commission and the mailing of such Information Statement to all holders of record of the Company's Common Stock at the close of business on January 29, 2003.

      On December 24, 2002, Broad Faith Limited, a British Virgin Islands corporation ("Broad Faith "), entered into an Agreement and Plan of Share Exchange (the "Share Exchange Agreement") with the Company, the closing of which is scheduled for February 10, 2003, to coincide with the change of
management as set forth herein.   At the closing it is anticipated that Dr.
Tsui, the sole shareholder of Broad Faith, would exchange all of the outstanding shares of Broad Faith for 15,003,140 shares of the Company. The Share Exchange Agreement also provides that after closing, Industries International would increase the number of authorized shares from 20,000,000 to 100,000,000 and would issue an additional 41,260,748 shares to Dr. Tsui (and/or his designees) to complete the reverse acquisition. As a result of the transaction, Broad Faith would become a wholly owned subsidiary of the Company, and Dr. Tsui would become the principal shareholder of the Company owning approximately 92% of the outstanding stock. Closing of the transaction will result in a change of control from Dan Shuput, a director and officer, and the current controlling shareholder of the Company, to Dr. Tsui. As a condition to the closing of the Share Exchange Agreement and the exchange of shares, the Company's current Board agreed, subject to compliance with applicable Federal securities law, to take such action as is necessary to enable it to appoint the Designees to the Board effective immediately following the closing of the Share Exchange Agreement. The Designees are:
Dr. Tsui Kit, Yu Weijiang, and Xu Zhiyong.

      No action is required by the shareholders of the Company in connection with the appointment of the Designees to the Board. However, Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder, require the mailing to the Company's shareholders of the information set forth in this Information Statement at least ten days prior to the date a change in a majority of the Company's directors (otherwise than at a meeting of the Company's shareholders) occurs.

      The information contained in this Information Statement concerning the Designees has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The principal executive offices of the Company are located at 1236 Wigwam Street, Mesquite, Nevada 89027.

                        VOTING SECURITIES

General

      As of January 27, 2003, the issued and outstanding securities of the Company entitled to vote consisted of 4,996,860 shares of Common Stock. Each outstanding share of Common Stock is entitled to one vote.

Change in Control

      As described above, as part of the transaction in which the sole shareholder of Broad Faith intends to exchange his shares for approximately 92% of the outstanding shares of the Company, the Company's current Board agreed, subject to compliance with applicable Federal securities laws, to take such action as is necessary to enable Dr. Tsui to appoint the Designees to the Board. It is anticipated that as a result of the closing of the Share Exchange Agreement, control of the Company will change from current management to Dr. Tsui by virtue of his share ownership of the Company and his appointment of new management.

Principal Shareholders

      The following table sets forth certain information furnished by current management concerning the ownership of Common Stock of the Company as of January 27, 2003, of (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Common Stock; (ii) all directors and executive officers; and (iii) directors and executive officers of the Company as a group:

                                                 Amount and Nature
Name and Address                                 of Beneficial      Percent
of Beneficial Owner       Office(s)              Ownership(1)       of Class
------------------------- ---------------------- ------------------ ----------
Dan Shuput                Director & President      3,562,000(2)      71.28%
1283 Wigwam St.
Mesquite, NV 89027

William S. Roberts        Director & Secretary/       200,000          4%
6990 So. Park Centre Dr   Treasurer
Suite 315
Salt Lake City, UT

Gayle Terry               Director & Vice-president    20,000          0.4%
2047 W. 7125 South
West Jordan, UT 84084

All directors and
executive officers
as a group (3 persons)                              3,782,000         75.69%
     ____________
     (1) Unless otherwise indicated, the named party is deemed to have sole voting and investment power of such shares.
     (2) Mr. Shuput has agreed to sell 182,000 of these shares to a third party contemporaneous with the closing of the Share Exchange Agreement.


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

               INFORMATION REGARDING THE DESIGNEES,
                DIRECTORS, AND EXECUTIVE OFFICERS

Directors, Executive Officers, and the Designees

      The following table sets forth certain information regarding the Designees and the current directors and executive officers of the Company. The current directors and officers will not continue to serve as directors or officers of the Company after the appointment of the Designees:

                             Position(s) with the Company             Director
Name                Age  Pre-Closing               Post Closing        Since
----               ----  -----------               ------------       --------
Dr. Tsui, Kit       39   None                      Director & CEO         --
Yu, Weijiang        30   None                      Director & President   --
Xu, Zhiyong         28   None                      Director               --
Dan Shuput          72   Director & President      None                  1994
Gail Terry          45   Director & Vice-president None                  1998
William S. Roberts  61   Director & Sec/Treasurer  None                  1998

      Following the tenth day after the filing of this Information Statement with the Securities and Exchange Commission, and the mailing of such Information Statement to all holders of record of the Company's Common Stock at the close of business on January 29, 2003, each of the current directors of the Company will tender his or her resignation from the Board to be effective immediately following the closing of the Share Exchange Agreement. Concurrently with such resignations, the Board will appoint the three Designees to the Board effective immediately following the closing. The Board will then consist of the Designees. Each person so appointed shall serve as a director of the Company until the next Annual Meeting of Shareholders or until his successor is elected and qualified. Each of the current officers will tender his or her resignation as an officer of the Company to be effective immediately following the closing of the Share Exchange Agreement. Each of the executive officers serves at the pleasure of the Board and until his successor is elected and qualified. No director receives any compensation from the Company for services as a director.

      There are no family relationships between any of the Designees and the current directors and executive officers of the Company. And, except as set forth below, there are no family relationships among the Designees. Set forth below is certain biographical information regarding the Designees and the current directors and executive officers of the Company:

      Designees
      ---------

      Dr. Tsui, Kit has been the chairman of the board of Shenzhen Kexuntong Industrial Co., Ltd., an investment holding company which is a subsidiary of Broad Faith, since 1993. He received his doctorate degree in economics from Wuhan University, Wuhan, China, in 2002. Dr. Tsui is the brother of Mr. Xu and the brother-in-law of Mr. Yu, two of the Designees.

      Yu, Weijiang has been the president of Shenzhen Wonderland Communication Science and Technology Co., Ltd., a company engaged in the design, manufacturing, sale and distribution of telephones and other telecommunication products, since May 2000. Shenzhen Wonderland Communication Science and Technology Co., Ltd. is a subsidiary of Shenzhen Kexuntong Industrial Co., Ltd., a subsidiary of Broad Faith. From January 1997 until April 2000, Mr. Yu was general manager for Exiang Chemical Engineering Co., Ltd., a chemical engineering firm. He received his bachelor degree in electronics from Huangshi Academy, Hubei, China, in 1994. Mr. Yu is the brother-in-law of Dr. Tsui and Mr. Xu, two of the Designees.

      Xu, Zhiyong has been a manager for Shenzhen Wonderland Communication Science and Technology Co., Ltd. since 1997. He received his bachelor degree in electronics engineering from Guangdong Nationality Academy, Guangzhou, China, in 1998. Mr. Xu is the brother of Dr. Tsui and the brother-in-law of Mr. Yu, two of the Designees.


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

      Current Management
      -------------------

      Dan Shuput has been semi-retired since 1998. From 1994 until 1998 he worked as a salesman and finance manager for D.P Auto, a used car and truck dealership in Salt Lake City, Utah. He was vice-president of the Company from its inception in 1991 until 1994 and has been president and CEO since 1994.

      William S. Roberts has been Secretary and Treasurer of the Company since 1998. Since March 2000 Mr. Roberts has been President and Chairman of Kubla Khan, Inc., a company involved in the sale of deep discounted closeout merchandise to retailers and the general public. Kubla Khan, Inc. is a reporting company under the Securities Exchange Act having had their Registration Statement declared effective March 28, 2001. From October, 1998 through June, 1999 he was a self employed business consultant. From July 1999 until June 2000 he was a national account manager for Amembal Capital Corp., an equipment leasing company. From January 1998 until September 1998 he was an area sales manager for Data Transmission Network, a satellite information systems company. Since 1992 he has been self-employed as a business consultant to companies entering the public arena. From 1980 until 1992 he was employed by a number of stock brokerage firms in Salt Lake City, Utah. From 1972 until 1979 he was vice-president, financial principal, and chief financial officer of two stock brokerage firms in Salt Lake City, Utah. From 1994 until 1996 he was president of AAOGI Investment Corp., a NASD member securities firm which was subsequently sold. Mr. Roberts received his accounting degree in 1968 from Stevens Henager College. Over twenty years ago, Mr. Roberts signed a consent decree with the U.S. Securities and Exchange Commission in regard to an SEC investigation of Le Barron Securities, Inc. without admitting or denying guilt. Mr. Roberts was vice-president and financial principal of Le Barron Securities, Inc. The penalties imposed under the decree were spread over an eight month period. For the first four months Mr. Roberts was barred from being associated in the securities industry. For the following four months he was allowed to be involved in the securities industry as a registered representative but was barred from being a registered principal. At the end of the eight months, Mr. Roberts was allowed to resume full involvement in the securities industry.

      Gayle Terry has been vice-president of the Company since 1998. From 1994 to 2001 she was employed by First Security Investor Services, a securities brokerage firm, as an operating officer and cashiering manager. Since resigning her position with First Security Investor Services (now Wells Fargo Investors Services) she has been a homemaker. Ms. Terry is the niece of Dan Shuput.

Legal Proceedings

      There are no material proceedings to which the sole director, officer, or any affiliate of the Company, any owner of record or beneficially of more than 5% of the Common Stock, or any associate or of any such director, officer, or affiliate of the Company, or security holder is a party adverse to the Company or has a material interest adverse to the Company.

Certain Relationships and Related Transactions

      Except as set forth below, there have been no material transactions, series of similar transactions, currently proposed transactions, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeded $60,000 and in which any of the Designees, or any security holder who is known to the Company to own of record or beneficially more than five percent of the Common Stock, or any member of the immediate family of any of the foregoing persons, had a material interest.

      . Due to the fact that the company's monetary funds have been depleted, Dan Shuput, an officer, director, and stockholder of the Company, has advanced funds to the Company to pay Company expenses. The amounts advanced are accruing compound interest at an annual rate of 10% based on average balances owed, and the advances plus accrued interest is shown as a loan from shareholders and accrued interest in the financial statements. There is no formal plan of repayment of this loan in view of the lack of Company revenues. At December 31, 2002, the balance of this payable was $15,227. The funds advanced on behalf of the Company during 2002 were primarily used to cover legal, accounting, transfer agent, and filing fees. At the closing of the Share Exchange Agreement, Mr. Shuput intends to forgive the balance of any principal amounts, or interest thereon, due him by the Company through the date of closing.

      . Pursuant to the terms of the Share Exchange Agreement, each member of current management has agreed that such persons, acting as a group, will sell no more than: 200,000 shares of unrestricted Common Stock within 90 days after the closing; or more than 1,000,000 shares during the period commencing on the 91st day after the closing date and ending on the 180th day after the closing date; or more than 1,000,000 shares during the period commencing on the 181st day after the closing date and ending on the 270th day after the closing; or more than 1,400,000 shares during the period commencing on the 271st day after the closing and ending on the 360th day following the closing. Any shares permitted to be sold but not sold during a period specified above would not accrue to the next period. At the closing, each member of management has agreed to deliver to the Company's stock transfer agent one or more stock certificates collectively representing 3,600,000 shares of Common Stock with instructions to place an appropriate legend referring to these transfer restrictions on such certificate(s).

Certain Information About the Board of Directors

      The Company has no standing audit, nominating or compensation committees of the Board, or committees performing similar functions. During fiscal year ended December 31, 2002, the Board held no meetings; all actions of the Board were by unanimous consent. Since the last annual meeting of the Company, no director has resigned or declined to stand for re-election to the board of directors because of a disagreement with the Company on any matter relating the Company's operations, policies, or practices.

Compliance with Section 16(a) of the Exchange Act

      During the year ended December 31, 2002, no director, officer, or beneficial owner of more than 10 percent of the Common Stock failed to file on a timely basis, as disclosed in reports filed by these persons, reports required by Section 16(a) of the Exchange Act.

                      EXECUTIVE COMPENSATION

Summary Compensation Table

      The following summary compensation table sets forth the aggregate executive compensation awarded to, earned by, or paid to the named executive officer for all services rendered in all capacities to the Company, or any of its subsidiaries, for the years ended December 31, 2002, 2001, and 2000:

                                                       LONG-TERM
                         ANNUAL COMPENSATION           COMPENSATION

                                                                   Securities
                                                       Restricted  Under-
Name and                                 Other Annual  Stock       lying
Principal Position  Year  Salary  Bonus  Compensation  Award(s)    Options
                          ($)     ($)    ($)           ($)         (#)

Dan Shuput, CEO     2002  -0-     -0-     -0-          -0-         -0-
                    2001  -0-     -0-     -0-          -0-         -0-
                    2000  -0-     -0-     -0-          -0-         -0-

Stock Options and Stock Appreciation Rights

     During the year ended December 31, 2002, no options or stock appreciation rights were made to Mr. Shuput. No options or stock appreciation rights have ever been granted to, or exercised by, Mr. Shuput.

Employment Agreements

      The Company has no employment agreements or compensatory plans or arrangements with any of its executive officers. There are no plans whereby the Company would issue any of its securities to management, promoters, their affiliates or associates in consideration for services rendered or otherwise.

Compensation of Directors

      Directors are not entitled to receive compensation for their services as directors. However, directors may, pursuant to a resolution of the Board, receive a fixed sum and expenses for actual attendance at each regular or special meeting of the Board. The Board of Directors of the Company has not adopted a resolution providing for paying such a fixed sum or expenses. There has never been any director compensation by the Company.

     There are no employment contracts, compensatory plans or arrangements, including payments to be received from the Company, with respect to any director or executive officer of the Company which would in any way result in payments to any such person because of his or her resignation, retirement or other termination of employment with the Company or its subsidiaries, any change in control of the Company, or a change in the person's responsibilities following a change in control of the Company. Also there are no agreements or understandings for any director or executive officer to resign at the request of another person. None of the Company's directors or executive officers is acting on behalf of or will act at the direction of any other person.





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